Dreyfus
Connecticut Intermediate
Municipal Bond Fund

SEMIANNUAL REPORT September 30, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Connecticut Intermediate Municipal Bond Fund, covering the six-month period from April 1, 2006, through September 30, 2006.

After more than two years of steady and gradual increases, the Federal Reserve Board (the "Fed") held short-term interest rates unchanged at its meetings in August and September. The Fed has indicated that the U.S. economy has moved to a slower-growth phase of its cycle, as evidenced by softening housing markets in many regions of the United States. Yet, energy prices have moderated from record highs, calming fears that the economy may fall into a full-blown recession.

Most sectors of the U.S. fixed-income market rallied in anticipation of and in response to the pause in the Fed's tightening campaign, including municipal bonds. Investors apparently are optimistic that higher borrowing costs and moderating home values may wring current inflationary pressures from the economy. In addition, most states and municipalities have continued to report higher-than-expected tax receipts as a result of the recovering economy, helping to support the credit quality of many municipal bond issuers. As always, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains aligned with your current tax-managed needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 16, 2006



DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

How did Dreyfus Connecticut Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended September 30, 2006, the fund achieved a total return of 2.84%.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark index, achieved a total return of 3.39% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Other States Intermediate Municipal Debt Funds category was 2.81%.[3]

Despite rising interest rates and heightened market volatility early in the reporting period, municipal bonds rallied over the summer of 2006 as signs of an economic slowdown eased investors' inflation concerns and the Federal Reserve Board (the "Fed") paused in its tightening campaign. The fund's return was roughly in line with its Lipper category average but lagged the benchmark, primarily due to fund fees and expenses that are not reflected in the Index's performance.

What is the fund's investment approach?

The fund seeks as high a level of income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital.

To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and Connecticut state personal income taxes. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically

looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Robust economic growth and mounting inflationary pressures sparked renewed inflation-related concerns in the opening weeks of the reporting period, and hawkish comments from some Fed members led investors to revise upward their expectations for short-term interest rates. As a result, the municipal bond market experienced a bout of heightened volatility in the spring.

Market conditions subsequently improved, however, when a softening housing market, declining fuel prices and moderating employment gains convinced investors that their inflation fears were overblown. The Fed appeared to confirm this view when it held short-term interest rates steady at its meetings in August and September, its first pause after more than two years of steady rate hikes. Municipal bonds rallied as investors first anticipated and then reacted to the Fed's August announcement. The rally was particularly pronounced at the longer end of its maturity range, causing yield differences between shorter- and longer-term securities to narrow toward historically low levels.

In addition, municipal bond prices were supported by supply-and-demand influences. Like many other states, Connecticut has taken in more tax revenue than originally projected, enhancing its fiscal condition and reducing its need to borrow. Yet, even as the supply of newly issued municipal bonds fell compared to the same period one year ago, investor demand remained robust from individuals and institutions seeking competitive levels of tax-exempt income.

The fund benefited during the summertime rally from its emphasis on securities with maturities toward the upper end of the intermediate-term range. However, the fund also maintained a higher-quality credit profile than the Index, which prevented it from participating fully in strength among lower-rated credits.

What is the fund's current strategy?

Recent economic data have continued to indicate that U.S. economic growth is moderating with relatively little risk of recession, and the Fed currently seems unlikely either to raise or lower short-term interest rates over the foreseeable future. Therefore, we have begun to lengthen the fund's average duration in an attempt to lock in today's yields for a slightly longer time. In addition, because lower-rated credits appear to be fully valued, we have maintained the fund's high-quality credit profile. In our view, these are prudent strategies in today's changing market environment.

October 16, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Connecticut Intermediate Municipal Bond Fund from April 1, 2006 to September 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2006

Expenses paid per $1,000†	$ 3.86
Ending value (after expenses)	$1,028.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2006

Expenses paid per $1,000†	$ 3.85
Ending value (after expenses)	$1,021.26

† *Expenses are equal to the fund's annualized expense ratio of .76%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

Long-Term Municipal Investments−98.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut−71.6%				
Connecticut	5.75	6/15/10	30,000 [a]	32,247
Connecticut	5.25	12/15/10	50,000	53,307
Connecticut	6.56	12/15/10	1,250,000 [b,c]	1,415,337
Connecticut	7.56	6/15/11	1,500,000 [b,c]	1,724,700
Connecticut	5.13	11/15/13	1,500,000	1,604,730
Connecticut (Insured; MBIA)	5.25	3/15/10	5,100,000	5,269,269
Connecticut (Insured; MBIA)	5.38	12/15/10	4,100,000	4,394,380
Connecticut (Insured; MBIA)	5.25	10/15/22	1,600,000	1,745,280
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/17	2,275,000	2,397,213
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes)	5.25	9/1/07	1,115,000	1,132,806
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes)	5.38	9/1/08	2,500,000	2,587,175
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; AMBAC)	5.25	7/1/19	3,000,000	3,423,270
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.50	11/1/12	4,180,000	4,612,546
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.38	7/1/13	1,000,000	1,093,100
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; MBIA)	5.25	9/1/07	1,360,000	1,381,842

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut Development Authority, First Mortgage Gross Revenue (Church Homes, Inc. Congregational Avery Heights Project)	5.70	4/1/12	1,990,000	2,039,511
Connecticut Development Authority, First Mortgage Gross Revenue (The Elim Park Baptist Home Inc. Project)	5.38	12/1/11	1,765,000	1,787,963
Connecticut Development Authority, Revenue (Duncaster Project) (Insured; Radian)	5.50	8/1/11	2,405,000	2,577,655
Connecticut Health and Educational Facilities Authority, Revenue (Children's Medical Center) (Insured; MBIA)	5.00	7/1/21	1,045,000	1,115,109
Connecticut Health and Educational Facilities Authority, Revenue (Griffin Hospital Issue) (Insured; Radian)	5.00	7/1/23	1,280,000	1,347,098
Connecticut Health and Educational Facilities Authority, Revenue (Hospital for Special Care)	5.13	7/1/07	400,000	401,116
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Issue) (Insured; AMBAC)	5.25	7/1/28	1,760,000	2,039,664
Connecticut Health and Educational Facilities Authority, Revenue (Nursing Home Program-3030 Park Fairfield Health Center)	6.25	11/1/21	2,500,000	2,554,325
Connecticut Health and Educational Facilities Authority, Revenue (Stamford Hospital) (Insured; MBIA)	5.20	7/1/07	2,210,000	2,237,559
Connecticut Health and Educational Facilities Authority, Revenue (Trinity College Issue) (Insured; MBIA)	5.00	7/1/22	1,000,000	1,069,840
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.00	7/1/17	1,220,000	1,312,049

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.50	7/1/22	2,000,000	2,178,900
Connecticut Health and Educational Facilities Authority, Revenue (Windham Community Memorial Hospital) (Insured; ACA)	5.75	7/1/11	530,000	542,911
Connecticut Health and Educational Facilities Authority, Revenue (Yale-New Haven Hospital Issue) (Insured; AMBAC)	5.00	7/1/25	1,500,000	1,603,200
Connecticut Higher Education Supplemental Loan Authority, Revenue (Family Education Loan Program)	5.50	11/15/06	640,000 [a]	653,869
Connecticut Higher Education Supplemental Loan Authority, Revenue (Family Education Loan Program)	5.60	11/15/06	685,000 [a]	699,926
Connecticut Higher Education Supplemental Loan Authority, Revenue (Family Education Loan Program) (Insured; AMBAC)	5.63	11/15/11	415,000	416,818
Connecticut Higher Education Supplemental Loan Authority, Senior Revenue (Connecticut Family Education Loan Program) (Insured; MBIA)	4.50	11/15/20	1,955,000	1,973,885
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	4.45	5/15/14	1,000,000	1,011,020
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	5.00	11/15/21	3,290,000	3,418,113
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	4.65	11/15/27	1,380,000	1,410,802
Connecticut Resources Recovery Authority, Mid-Connecticut System Subordinated Revenue	5.50	11/15/10	1,000,000 [a]	1,069,260

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut Resources Recovery Authority, RRR (American Ref-Fuel Co. of Southeastern Connecticut Project)	5.50	11/15/15	3,250,000	3,350,652
Fairfield	5.50	4/1/11	2,030,000	2,198,754
Greater New Haven Water Pollution Control Authority, Regional Wastewater System Revenue (Insured; MBIA)	5.00	11/15/25	1,335,000	1,427,235
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	6.25	9/1/17	2,000,000	2,089,040
Hamden (Insured; MBIA)	5.25	8/15/11	265,000 a	289,968
Hamden (Insured; MBIA)	5.25	8/15/14	730,000	796,021
Hamden (Insured; MBIA)	5.25	8/15/14	5,000	5,550
Hartford, Parking System Revenue	6.40	7/1/10	1,000,000 a	1,096,690
Meriden, GO (Insured; MBIA)	5.00	8/1/16	2,090,000	2,298,331
Middletown	5.00	4/15/08	1,760,000	1,801,061
New Haven, Air Rights Parking Facility Revenue (Insured; AMBAC)	5.38	12/1/11	1,165,000	1,263,338
University of Connecticut (Insured; FGIC)	5.75	3/1/10	1,850,000 a	1,999,831
University of Connecticut (Insured; FSA)	5.00	2/15/24	1,225,000	1,310,076
University of Connecticut, GO (Insured; FGIC)	5.00	2/15/24	2,100,000	2,260,230
Waterbury, GO Tax Revenue (Special Capital Reserve Fund) (Insured; FSA)	5.00	4/1/13	1,000,000	1,078,150
Weston	5.25	7/15/15	1,000,000 a	1,112,220
Westport	5.00	8/15/16	1,500,000	1,638,120
Westport	5.00	8/15/17	2,000,000	2,179,060

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related–26.7%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,500,000 [a]	1,615,260
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,300,000 [a]	1,399,892
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	4,000,000 [a]	4,307,360
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	0/5.20	05/15/12	795,000 [d]	776,445
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	0/5.45	05/15/16	1,445,000 [d]	1,403,789
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	5.00	5/15/22	170,000	172,358
Guam Waterworks Authority, Water and Wastewater System Revenue	5.50	7/1/16	1,000,000	1,066,040
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/25	1,500,000	1,618,050
Puerto Rico Commonwealth, Public Improvement (Insured; FGIC)	5.50	7/1/16	3,270,000	3,723,712
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.25	7/1/12	2,600,000	2,824,588
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.25	7/1/14	1,000,000	1,105,390
Puerto Rico Electric Power Authority, Power Revenue	5.00	7/1/11	3,000,000	3,153,090
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	6.13	7/1/09	4,000,000	4,271,640
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/14	2,000,000	2,141,740

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	820,000	842,944
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	3,000,000	3,302,700
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Loan Notes	5.50	10/1/08	1,500,000	1,548,060
Total Investments (cost $125,618,975)			**98.3%**	**129,795,180**
Cash and Receivables (Net)			**1.7%**	**2,294,981**
Net Assets			**100.0%**	**132,090,161**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Inverse floater security—the interest rate is subject to change periodically.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities amounted to $3,140,037 or 2.4% of net assets.*

[d] *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	61.4
AA		Aa		AA	16.7
A		A		A	2.9
BBB		Baa		BBB	16.3
BB		Ba		BB	1.1
Not Rated[e]		Not Rated[e]		Not Rated[e]	1.6
					100.0

† *Based on total investments.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments	125,618,975	129,795,180
Interest receivable		1,768,498
Receivable for investment securities sold		1,110,412
Receivable for shares of Beneficial interest subscribed		428
Prepaid expenses		6,620
		132,681,138
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		73,292
Cash overdraft due to Custodian		431,585
Payable for shares of Beneficial interest redeemed		49,104
Accrued expenses		36,996
		590,977
Net Assets ($)		**132,090,161**
Composition of Net Assets ($):		
Paid-in capital		128,763,631
Accumulated undistributed investment income—net		24,390
Accumulated net realized gain (loss) on investments		(874,065)
Accumulated net unrealized appreciation (depreciation) on investments		4,176,205
Net Assets ($)		**132,090,161**
Shares Outstanding		
(unlimited number of $ .001 par value shares of Beneficial Interest authorized)		9,583,448
Net Asset Value, offering and redemption price per share—Note 3(d) ($)		**13.78**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**3,084,846**
Expenses:	
Management fee–Note 3(a)	397,719
Shareholder servicing costs–Note 3(b)	58,457
Professional fees	24,021
Trusees' fees and expenses–Note 3(c)	8,645
Custodian fees	7,166
Registration fees	5,890
Prospectus and shareholders' reports	3,747
Loan commitment fees–Note 2	395
Miscellaneous	7,200
Total Expenses	**513,240**
Less–reduction in management fee due to undertaking–Note 3(a)	(4,715)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(6,435)
Net Expenses	**502,090**
Investment Income–Net	**2,582,756**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(128,981)
Net unrealized appreciation (depreciation) on investments	1,333,557
Net Realized and Unrealized Gain (Loss) on Investments	**1,204,576**
Net Increase in Net Assets Resulting from Operations	**3,787,332**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2006 (Unaudited)	Year Ended March 31, 2006
Operations ($):		
Investment income–net	2,582,756	5,222,809
Net realized gain (loss) on investments	(128,981)	(56,483)
Net unrealized appreciation (depreciation) on investments	1,333,557	(1,823,668)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,787,332**	**3,342,658**
Dividends to Shareholders from ($):		
Investment income–net	(2,558,366)	(5,199,546)
Net realized gain on investments	–	(13,760)
Total Dividends	**(2,558,366)**	**(5,213,306)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	5,387,811	19,830,138
Dividends reinvested	1,839,839	3,839,427
Cost of shares redeemed	(10,113,845)	(27,238,609)
Increase(Decrease) in Net Assets from Beneficial Interest Transactions	**(2,886,195)**	**(3,569,044)**
Total Increase (Decrease) in Net Assets	**(1,657,229)**	**(5,439,692)**
Net Assets ($):		
Beginning of Period	133,747,390	139,187,082
End of Period	**132,090,161**	**133,747,390**
Undistributed investment income–net	24,390	–
Capital Share Transactions (Shares):		
Shares sold	395,282	1,432,280
Shares issued for dividends reinvested	134,752	277,015
Shares redeemed	(741,304)	(1,966,203)
Net Increase (Decrease) in Shares Outstanding	**(211,270)**	**(256,908)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2006 (Unaudited)	Year Ended March 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	13.66	13.85	14.29	14.27	13.72	13.86
Investment Operations:						
Investment income—net[a]	.27	.53	.53	.54	.57	.61
Net realized and unrealized gain (loss) on investments	.11	(.20)	(.44)	.02	.56	(.15)
Total from Investment Operations	.38	.33	.09	.56	1.13	.46
Distributions:						
Dividends from investment income—net	(.26)	(.52)	(.53)	(.54)	(.58)	(.60)
Dividends from net realized gain on investments	–	(.00)[b]	–	–	–	–
Total Distributions	(.26)	(.52)	(.53)	(.54)	(.58)	(.60)
Net asset value, end of period	13.78	13.66	13.85	14.29	14.27	13.72
Total Return (%)	2.84[c]	2.43	.63	4.02	8.31	3.44
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.77[d]	.79	.78	.78	.78	.77
Ratio of net expenses to average net assets	.76[d]	.78	.77	.78	.78	.77
Ratio of net investment income to average net assets	3.90[d]	3.79	3.78	3.82	4.05	4.38
Portfolio Turnover Rate	18.03[c]	16.45	18.79	23.49	21.13	28.50
Net Assets, end of period ($ x 1,000)	132,090	133,747	139,187	152,290	158,581	138,003

[a]   Based on average shares outstanding at each month end.
[b]   Amount represents less than $.01 per share.
[c]   Not annualized.
[d]   Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Connecticut Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and

general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

The fund has an unused capital loss carryover of $756,304 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2006. If not applied, $28,967 of the carryover expires in fiscal 2008, $276,703 expires in fiscal 2009, $244,622 expires in fiscal 2012 and $206,012 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2006 were as follows: tax exempt income $5,199,546 and ordinary income $13,760. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended September 30, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from April 1, 2006 through September 30, 2006 to reduce the management fee paid by the fund, to the extent that, the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of .80% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $4,715 during the period ended September 30, 2006.

(b) Under the fund's Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended September 30, 2006, the fund was charged $30,015 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2006, the fund was charged $17,871 pursuant to the transfer agency agreement.

During the period ended September 30, 2006, the fund wad charged $2,274 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $65,061, chief compliance officer fees $2,274 and transfer agency per account fees $5,957.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of the fund's exchange privilege. During the period ended September 30, 2006, redemption fees charged and retained by the fund amounted to $4.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2006, amounted to $23,481,756 and $23,593,657, respectively.

At September 30, 2006, accumulated net unrealized appreciation on investments was $4,176,205, consisting of $4,288,172 gross unrealized appreciation and $111,967 gross unrealized depreciation.

At September 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

At a meeting of the Board of Trustees of the fund held on November 8, 2006, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the fund and Dreyfus Premier State Municipal Bond Fund, Connecticut Series. (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). It is currently contemplated that holders of fund shares as of December 15, 2006 will be asked to approve the Agreement on behalf of the fund at a special meeting of shareholders to be held on or about March 1, 2007. The Reorganization is expected to take place on or about March 6, 2007. In anticipation of the Reorganization, effective on or about November 17, 2006, the fund will be closed to any investments for new accounts.

At a Meeting of the fund's Board of Trustees held on August 9, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships that the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel. The Board also reviewed the number of share-holder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and port-folio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports pre-pared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense

Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. The Expense Group contained one other fund. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended June 30, 2006, and placed significant emphasis on comparisons of yield and total return performance for the fund to the same group of funds as the fund's Expense Group (the "Performance Group") and to a group of funds that was broader than the fund's Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended June 30, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was higher than the other Expense Group fund and the actual management fee and total expense ratio were higher than those of the other Expense Group fund and Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved total returns higher than the other Performance Group fund for each reported time period up to 5 years and higher than the Performance Universe median for each reported time period up to 10 years except for the 5-year period. On a yield performance basis, the Board noted that the fund's 1-year yields were higher than those of the

other Performance Group fund and higher than the Performance Universe median for the 6 most recent 1-year periods of the 10 reported time periods.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board discussed the relationship of the management fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with

the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the fund's Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board generally was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the

services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with a fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus Connecticut Intermediate Municipal Bond Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0914SA0906